Exhibit 99.3

YSX TECH. CO., LTD Announces Financial Results for the Six Months Ended September 30, 2024

Guangzhou, Feb. 24, 2025 (GLOBE NEWSWIRE) -- YSX TECH. CO., LTD (the “Company” or “YSXT”), a Cayman Islands exempted company that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China, today announced its unaudited financial results for the six months ended September 30, 2024.

Key highlights

-	Total revenue increased by approximate $7.6 million, or 28.7%, to approximately $34.1 million for the six months ended September 30, 2024, from $26.5 million during the same period in 2023.
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Revenue from auto insurance aftermarket value-added services increased by 31.8% from approximately $21.4 million to $28.2 million, which was mainly due to 879.2% revenue increase of vehicle driving risk screening services, from approximately $2.6 million to $25.4 million for the six months ended September 30, 2024.

-	Total number of value-added services performed (service volume) increased by 59.7% to approximately 2.1 million for the six months ended September 30, 2024 from the same period in 2023.
-	Gross profit increased by 6.6% to approximately $3.6 million for the six months ended September 30, 2024 from the same period in 2023, but gross margin declined to 10.6% from 12.7%.
-	Net income declined by approximately $0.6 million, or 22.0%, to approximately $1.9 million for the six months ended September 30, 2024 from $2.5 million in 2023.

Mr. Jie Xiao, CEO of YSX TECH. CO., LTD, stated: “We are pleased with our revenue growth, which has highlighted the rising demand for our services and our ability to expand market share. However, profitability was impacted by changes in our customer mix and pricing dynamics. As we continue expanding geographically and diversifying our services, we plan to implement measures refining our pricing strategies to address these challenges and improve margins."

“We expect continued revenue growth in the near future, supported by rising demand for our services, and we will continue optimizing our service mix, improving cost efficiencies, in order to keep pursuing sustainable long-term growth. The Company will provide further details about its financial results in its upcoming earnings announcement.”

Unaudited Financial Results for the Six Months Ended September 30, 2024

	For the six months ended September 30,
In USD Millions,	2024	2023	Variances
except percentages	Amount	Amount	%
Total revenue	34.1	26.5	28.7%
Total cost of revenue	30.5	23.1	31.9%
Gross profit	3.6	3.4	6.6%
Income from operations	2.4	2.8	(16.4)%
Net income	$1.9	$2.5	(22.0)%

Total revenue increased by approximate $7.6 million, or 28.7%, to approximately $34.1 million for the six months ended September 30, 2024, from $26.5 million during the same period in 2023. The increase was primarily due to the Company having obtained more service contracts from various insurance companies and brokerages.

●	Revenue from auto insurance aftermarket value-added services grew by approximately $6.8 million, or 31.8%, due to a significant 59.7% increase in the service volume of Auto Insurance Aftermarket Value-added Services, from approximately 1.3 million service calls in the six months ended September 30, 2023 to 2.1 million service calls in the six months ended September 30, 2024.

●	Revenue from other scenario-based customized services grew by approximately $1.3 million, or 31.2%, driven by increased customer demand and higher average service prices.
●	However, revenue from software development and information technology services decreased by approximately $0.5 million, or 63.5%, compared to the prior period, primarily due to decrease in the average service price the Company charged customers for such services.

Cost of revenue increased by $7.4 million, or 31.9%, from $23.1 million in the six months ended September 30, 2023 to $30.5 million in the six months ended September 30, 2024, primarily due to the increased subcontract costs as a result of the service volume of car wash, car towing, vehicle inspection and maintenance services, etc. increasing by 59.7% from the six months ended September 30, 2023 to the six months ended September 30, 2024.

Gross profit increased by 6.6% to approximately $3.6 million for the six months ended September 30, 2024 from the same period in 2023, but gross margin declined to 10.6% from 12.7%, reflecting pricing pressure on contracts with insurance brokerages.

Total operating expenses increased by $0.7 million, or 121.8% from $0.6 million in the six months ended September 30, 2023 to $1.2 million in the six months ended September 30, 2024, primarily driven by increases in selling expenses, general and administrative expenses and research and development expenses.

Net income declined by approximately $0.6 million, or 22.0%, to approximately $1.9 million for the six months ended September 30, 2024 from $2.5 million in 2023, due to reduced gross margin and higher operational expenses.

Cash and cash equivalents was approximately $5.4 million as of September 30, 2024, as compared to approximately $4.3 million as of March 31, 2024.

About YSX TECH. CO., LTD

Primarily operating in Xinjiang and Guangdong provinces, YSX TECH. CO., LTD is a Cayman Islands exempted company that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China. The Company possesses in-depth knowledge of the Chinese insurance industry accumulated from years of servicing customers, and specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services, such as products and customer development services. For more information please visit: https://ir.ysxtechcay.com and https://www.ysxnet.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company's filings with the SEC, which are available for review at www.sec.gov.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company
marketing@ysxnet.com
+86 (20) 2984 2002

Investor Relations
WFS Investor Relations Inc.
Janice Wang
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,444,920	$4,283,794
Short-term investment	437,115	2,103,762
Accounts receivable, net of $657,014 and $382,731, respectively	9,858,094	9,163,752
Accounts receivable, related parties	4,024,951	2,871,872
Advances to vendors	10,690,258	8,123,120
Due from related parties	—	2,197
Deferred initial public offering costs	153,987	118,103
Other current assets	757,038	848,185
TOTAL CURRENT ASSETS	31,366,363	27,514,785

Property and equipment, net	44,560	54,486
Right-of-use operating lease assets	190,240	224,835
Deferred tax assets	116,609	76,821
TOTAL NONCURRENT ASSETS	351,409	356,142
TOTAL ASSETS	$31,717,772	$27,870,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$1,635,887	$1,563,452
Current portion of long-term loans	142,499	138,481
Accounts payable	1,845,371	1,525,192
Deferred revenue	8,010	14,099
Taxes payable	3,110,014	2,579,976
Due to related parties	562,644	417,557
Operating lease liabilities, current	91,387	83,477
Accrued expenses and other current liabilities	1,257,021	883,805
TOTAL CURRENT LIABILITIES	8,652,833	7,206,039

Operating lease liabilities, non-current	118,076	160,706
Long-term loans	427,497	484,684
Long term loan, related party	1,353,739	1,384,811
TOTAL NONCURRENT LIABILITIES	1,899,312	2,030,201

TOTAL LIABILITIES	10,552,145	9,236,240

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,000,000 shared issued and outstanding, including:*	—	—
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 20,822,675 shares issued and outstanding as of September 30, 2024 and March 31, 2024	2,082	2,082
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of September 30, 2024 and March 31, 2024	118	118
Additional paid-in capital	5,346,674	5,346,674
Statutory reserve	818,465	741,584
Retained earnings	15,570,667	13,720,353
Accumulated other comprehensive loss	(572,379)	(1,176,124)
TOTAL SHAREHOLDERS’ EQUITY	21,165,627	18,634,687

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,717,772	$27,870,927

YSX TECH. CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended September 30,
	2024	2023
REVENUES:
Revenues	$24,747,746	$22,199,058
Revenues, related parties	9,346,622	4,298,763
Total revenue	34,094,368	26,497,821

COST OF REVENUES:
Cost of revenues	30,493,854	19,362,131
Cost of revenues, related parties	—	3,757,075
Total cost of revenues	30,493,854	23,119,206
Gross profit	3,600,514	3,378,615

OPERATING EXPENSES:
Selling and marketing	66,471	57,991
General and administrative	1,064,198	400,617
Research and development	113,652	102,331
Total operating expenses	1,244,321	560,939

INCOME FROM OPERATIONS	2,356,193	2,817,676

OTHER INCOME (EXPENSES):
Interest expense	(62,438)	(50,324)
Interest income	654	819
Investment income	20,282	13,731
Other income	64,598	181,885
Other non-operating expenses, net	(17,393)	(6,243)
Total other income, net	5,703	139,868

INCOME BEFORE INCOME TAX PROVISION	2,361,896	2,957,544

PROVISION FOR INCOME TAXES	434,701	485,787

NET INCOME	1,927,195	2,471,757

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	603,745	(920,145)
COMPREHENSIVE INCOME	$2,530,940	$1,551,612

Earnings per ordinary share- basic and diluted	$0.09	$0.11

Weighted average number of ordinary shares- basic and diluted	22,000,000	22,000,000